UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25	SEC FILE NUMBER 000-50565
CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	November 25, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Family Dollar Stores, Inc.
Full Name of Registrant

Former Name if Applicable

P.O. Box 1017, 10401 Monroe Road
Address of Principal Executive Office (Street and Number)

Charlotte, NC 28201-1017
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Family Dollar Stores, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended November 25, 2006 (the “Form 10-Q”) by January 4, 2007, the prescribed due date.  The Company intends to file the Form 10-Q as promptly as practicable.

The Company filed a Form 8-K with the Securities and Exchange Commission (“SEC”) on September 25, 2006, in which the Company advised that the Company is a nominal defendant in a lawsuit filed in Mecklenburg County Superior Court alleging that certain of the Company’s stock option grants were “backdated.”  The Company’s Board of Directors has formed a Special Committee, which consists solely of independent directors who are not defendants in that action, to conduct an independent investigation of the Company’s stock option practices, evaluate the Lawsuit and take such actions with respect to the Lawsuit and related matters as the Special Committee deems appropriate. Because the work of the Special Committee is not complete, the Company is unable to file its quarterly report on Form 10-Q for the quarter ended November 25, 2006, by the due date of January 4, 2007.  Due to the volume of data involved in this review, the Company cannot provide assurances as to when the Form 10-Q will be filed.

While the review of the Special Committee and its outside, independent counsel and advisors is ongoing, the Company currently believes that the incorrect measurement date was used for accounting purposes with respect to certain stock option grants made to newly hired employees and in connection with the Company’s annual grant of stock options in one or more years.  The Company is currently unable to determine the materiality of any non-cash charges associated with such incorrect measurement dates and, accordingly, has not yet determined the impact on the Company’s previously filed financial statements.

Certain statements contained in this notification are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements address the Company’s plans, activities or events which the Company expects will or may occur in the future.  Various risks, uncertainties and other factors could cause actual results to differ materially from those expressed in any forward-looking statements, including, but not limited to, the timing and outcome of the review being conducted by the Special Committee of the Company’s Board of Directors.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this notification.  The Company does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized, except as may be required by law.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Janet G. Kelley	704	847-6961
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No

	The Company filed a Form 12b-25 on November 9, 2006, with respect to its Annual Report on Form 10-K for the fiscal year ended August 26, 2006. The Company has not yet filed this Annual Report.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is currently unable to determine whether any significant change in results of operations will be included in the subject report and may be unable to make such determination until the Special Committee of the Board of Directors of the Company completes its review.

Family Dollar Stores, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	January 4, 2007	By	/s/ Janet G. Kelley
Janet G. Kelley
General Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).